Mail Stop 4720   April 23, 2010

Anne Gill Kelly
Managing Director, Corporate Secretary
and Assistant General Counsel
Ambac Financial Group, Inc.
One State Street Plaza
New York, NY 10004

        Re: Ambac Financial Group, Inc.
        Preliminary Proxy Statement on Schedule 14A
        Filed April 16, 2010
        File No. 001-10777

Dear Ms. Kelly:

        This is to advise you that we have limited our review of the above proxy statement to the issues identified below. We will make no further review of this filing.

        Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Proposal Two

  1. You disclose that the number of shares of common stock issued and outstanding will be reduced from approximately 288,380,178 shares to a range of approximately 29,869,389 shares to 5,973,878 shares, depending upon the reverse stock split ratio selected by the company's board of directors. Please disclose whether you currently have, or do not have, any plans with respect to the increased number of authorized unissued shares of common stock that will result upon the realization of the proposed reverse stock split.

Proposal Three

  2. Please amend your filing to include as an appendix the Tax Benefit Preservation Plan.

As appropriate, please revise your proxy statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Karen Ubell at (202) 551-3873 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director